GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lump ır, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

13 July 2007

07025238

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-' 207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Company's shareholdin ; in Resorts World Bhd for filing pursuant to exemption no. 82-4962 granted to the Company u der Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls.,
F:\USERS\SEC\EUE\Letters\ADR.doc

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUL 13 A 11:1

Jlw 7/17

Exemption No. 82-4962

Form Version 2.0

General Announcement

Ownership transfer to GENTING on 12/07/2007 12:50:53 PM
Submitted by GENTING on 12/07/2007 06:38:57 PM
Reference No GG-070712-AA124

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

GENTING BERHAD'S SHAREHOLDING IN RESORTS WORLD BHD

* **Contents :-**

The Board of Directors of Genting Berhad (the "Company") wishes to announce that on 12 July 2007 the Company's shareholding in Resorts World Bhd ("RWB") has reduced to 49.98% due to the cumulative effects of the :

(a) exchange of US$199.5 million out of the US$300 million 1% Guaranteed Exchangeable Notes due 2008 issued by Prime Venture (Labuan) Limited, a wholly-owned subsidiary of the Company, into existing RWB ordinary shares; and

(b) conversion of RM655.4 million out of the RM1.1 billion nominal value convertible notes issued by RWB into new RWB ordinary shares.

The Company's percentage shareholding in RWB could continue to be reduced progressively until the aforesaid exchangeable notes and convertible notes are fully redeemed.

Although the Company's shareholding in RWB has fallen below 50%, RWB will continue to be consolidated as a subsidiary of the Company as the Company continues to have control over RWB within the definition of "control" set out in the Financial Reporting Standard 127: "Consolidated and Separate Financial Statements".

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

END

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: